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June 18, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeanne Baker
Conlon Danberg Tracey Houser Li Xiao

Re:	ARDENT HEALTH PARTNERS, LLC

Amendment No. 2 to

Draft Registration Statement on Form S-1

Submitted June 3, 2024

CIK No. 0001756655

Ladies and Gentlemen:

On behalf of our client, Ardent Health Partners, LLC (the “Company”), we hereby confidentially submit this letter in response to Comment 10 (the “Comment”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated June 14, 2024 (the “Comment Letter”), relating to the above referenced Amendment No. 2 to the draft Registration Statement on Form S-1 confidentially submitted to the Commission (the “Registration Statement”). We will submit a subsequent letter to the Staff to address the remaining comments included in the Comment Letter and, at such time, the Company will concurrently file a revised Registration Statement on Form S-1 (the “Form S-1”), which will include revisions in response to all of the Staff’s comments included in the Comment Letter.

In this letter, we have recited the Comment from the Staff in italicized, bold type and have followed the Comment with the Company’s response in ordinary type.

ARDENT HEALTH PARTNERS, LLC SEC COMMENT RESPONSE LETTER | SIDLEY AUSTIN LLP

June 18, 2024

2. Summary of significant accounting policies

Segment Reporting, page F-27

10.	We note your response to comment 23. Please provide us with the following additional information:

•

You state that the President of Hospital Operations (President) approves all regional and facility budgets and forecasts and ensures they are aligned with the overall consolidated budget and forecast. Please tell us whether the regional and facility budgets comprise the entire consolidated budget. If there are business units, departments or other parts of the consolidated budget the President does not review and approve, describe them and tell us who is responsible for approving them.

The Company respectfully advises the Staff that the regional and facility budgets do not comprise the entire consolidated budget. The budget and forecast approval process works as follows:

1.	Regional and Facility-level Budgets and Forecasts:

•	These budgets and forecasts pertain to specific regions or individual facilities within the organization.

•	They focus on revenues and operational costs relevant to the respective regions and facilities.

•	The President reviews and approves these regional and facility-level budgets and forecasts.

2.	Consolidated Budget and Forecast:

•	The consolidated budget and forecast covers the entire organization.

•

It includes cost projections for centralized departments and capital expenditures that are not part of regional or facility-level budgets and forecasts, which include both material amounts to the Company and matters that are integral to the Company’s operations as opposed to merely administrative-type costs. These centralized departments include supply chain, revenue cycle, accounting, legal, risk, quality, IT, and human resources and comprise more than 25% of the Company’s budgeted operating expenses.

•

The department-specific budgets and forecasts within these centralized functions are reviewed by their respective heads (e.g., the IT budget is reviewed by the Chief Digital and Information Officer), all of whom report, directly or indirectly, to the CEO, and the President does not review and approve these budgets and forecasts.

In summary, the President oversees regional and facility-level budgets and forecasts, while the CEO is responsible for approving the broader consolidated budget and forecast that encompasses the entire Company.

•

Please explain in further detail how regional and facility budgets and forecasts are aligned with the consolidated budget. In this regard, please tell us whether, after preparing the regional and facility budgets, changes are proposed to the consolidated budget that is then provided to the CEO for review. As part of your response, please describe the President’s involvement in preparing, reviewing, or approving the consolidated budget.

ARDENT HEALTH PARTNERS, LLC SEC COMMENT RESPONSE LETTER | SIDLEY AUSTIN LLP

June 18, 2024

The Company respectfully advises the Staff that the details of how regional and facility-level budgets and forecasts align with the consolidated budget and forecast, as well as the President’s role in this process are as follows:

1.	Budget and Forecast Alignment:

•

The budgeting and forecasting process begins with the financial planning and analysis (“FP&A”) team’s collaboration with the CEO. Together, they establish the consolidated budget and forecast for the entire organization in accordance with the CEO’s expectations around consolidated revenue growth, margin improvement, capital investments, and other matters.

•

Subsequently, the CFO and FP&A team work with the President, regional, and facility leadership to prepare the respective regional and facility-level budgets and forecasts. These budgets and forecasts are developed to align with the overall consolidated budget and forecast set by the CEO. Specifically, the summation of the regional and facility-level budgets and forecasts align with the consolidated budget and forecast as to revenue growth and margin improvement. Additionally, the assumptions behind the determination of the regional and facility-level budgets and forecasts align with the key entity-wide operating decisions and directives set by the CEO, such as decisions related to the types and amounts of capital investments and the assumed revenue growth.

•

Separately, the CFO and FP&A team work with the centralized departments that are not part of regional or facility-level budgets and forecasts to prepare the respective centralized department budgets and forecasts.

•

Preparation of the regional and facility-level budgets and forecasts has not historically resulted in changes to the consolidated budget and forecast set by the CEO. The consolidated budget and forecast is prepared top down. Any subsequent changes to the consolidated forecast are approved by the CEO based on operating result trends, and Company and industry developments.

2.	President’s Involvement:

•	The President provides input to regional and facility leaders regarding regional and facility-level budgets and forecasts under his purview.

ARDENT HEALTH PARTNERS, LLC SEC COMMENT RESPONSE LETTER | SIDLEY AUSTIN LLP

June 18, 2024

•

The President, along with the CEO’s other direct reports, provide input to the CEO specific to their areas of responsibility that is informative to the CEO’s determination and approval of the consolidated budget and any revised forecasts. The President and other of the CEO’s direct reports review the aspects of the consolidated budget and forecast specific to their areas of responsibility, but they do not review and approve the consolidated budget and forecast.

In summary, the consolidated budget and forecast is aligned with the regional and facility-level budgets and forecasts using a top-down approach. The President collaborates with regional and facility leaders on their respective budgets and forecasts, while the CEO oversees the broader consolidated budget and forecast.

•

You state that the President is responsible for the operations of the Company’s regions, as well as driving both organic and inorganic growth across the regions. The President provides direct supervision over each of the Company’s operating regions, the regional budgeting, forecasting and related monitoring processes, and the day-to-day operations of the regions, and is responsible for the continued growth and success of the regions across the Company. As such, please provide us with your analysis of whether the President is part of your CODM function. Refer to ASC 280-10-50-5 for guidance.

The Company respectfully advises the Staff that it considered the guidance in ASC 280-10-50-5 with respect to the determination of the Company’s CODM and concluded that the CEO is the CODM. Appropriate consideration was given to the executive function that is making the key operating decisions for the Company as a whole and how those decisions are being made.

The Company considered the speech given by Dan Murdock, the Commission’s Deputy Chief Accountant, in 2014, which provided the following guidance with respect to identifying the CODM:

When identifying the CODM, remember to think about what the key operating decisions are and who is making those decisions for the entity as a whole. Those key operating decisions might not be made at the strategic or ultimate decision level – such as the CEO – but rather by someone who is closer to the day-to-day operations. The guidance does not require the CODM to have ultimate decision-making authority, but it is important that the identified individual – or individuals – are evaluating the entity’s operating results to assess performance and to allocate resources.

As the CODM can be an individual or group of individuals that evaluate operating results to assess performance and to allocate resources, the Company evaluated the role of the President as discussed in the Company’s response letter dated June 3, 2024. The President’s role was concluded to be more managerially focused, and he is responsible for carrying out the CEO’s entity-wide decisions and directives in the regions and facilities. That is, the President has been tasked with the responsibility of making certain decisions only pertaining to the regions and facilities, and all decisions made by the President must be aligned with the entity-wide directives of the CEO. As reflected in the Company’s organizational structure and the range of responsibilities assigned to other of the CEO’s direct reports, the President does not have responsibility or substantive involvement in various functions associated with the key operating decisions being made by the CEO. The Company also evaluated how the CEO makes the key operating decisions and whether the President is a substantive participant in that function. While the President or other of the CEO’s direct reports may provide information that assists the CEO in making certain of the key entity-wide operating decisions that were discussed in the Company’s response letter dated April 26, 2024, the CEO is responsible for making all key entity-wide operating decisions, evaluating the Company’s operating performance, and allocating its resources. The CEO does not carry out this responsibility jointly with the President or his other direct reports. The President does not have the authority or purview to make or otherwise substantively participate in many of the key operating decisions, assess the performance, or allocate resources for the entity as a whole. Accordingly, as the CEO is making the decisions most impactful to the Company’s operations, the Company concluded that the CEO is the CODM.

ARDENT HEALTH PARTNERS, LLC SEC COMMENT RESPONSE LETTER | SIDLEY AUSTIN LLP

June 18, 2024

If you have questions with respect to the response set forth above, please direct the questions to me at (212) 839-5684 or sgandhi@sidley.com.

Sincerely,

/s/ Samir A. Gandhi
Samir A. Gandhi

cc:	Stephen C. Petrovich, Esq. Ardent Health Partners, LLC
Michael P. Heinz, Sidley Austin LLP
Helen Theung, Sidley Austin LLP
Nathan Ajiashvili, Latham & Watkins LLP Erika L. Weinberg, Latham & Watkins LLP

ARDENT HEALTH PARTNERS, LLC SEC COMMENT RESPONSE LETTER | SIDLEY AUSTIN LLP